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                                YELLOWBRIX, INC.
                              66 Canal Center Plaza
                                    Suite 700
                              Alexandria, VA 22314
                                 (703) 548-3300


                                                        February 20, 2001


VIA EDGAR TRANSMISSION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549


         Re:      YellowBrix, Inc.
                  Form S-1 Registration Statement No. 333-48354
                  Application for Withdrawal Pursuant to Rules 477 and 478

Ladies and Gentlemen:

         Pursuant to Rule 477(a) and (c) and Rule 478(c) of the Securities Act of 1933, as amended, YellowBrix, Inc. (the "Company") hereby applies for withdrawal of the registration statement on Form S-1 and all exhibits thereto filed with the Securities and Exchange Commission (the "Commission") on October 20, 2000 (File No. 333-48354), as amended by Amendment No. 1 filed with the Commission on December 29, 2000 (as amended, the "Registration Statement"). In addition thereto, the Company hereby applies for withdrawal of the Request for Confidential Treatment filed with the Office of the Secretary with respect to certain exhibits to the Registration Statement.

         The Company has determined to request withdrawal because the Company has determined that the sale of the securities covered by the Registration Statement at this time would not be in the best interests of its shareholders due to unattractive market conditions. None of the securities covered by the Registration Statement have been sold.

         The Company further requests:

         1. That the Commission find that the withdrawal hereby requested is consistent with the public interest and the protection of investors;

         2. That the Commission return the material filed with the Request for Confidential Treatment to: Lin Shi, Esq., Fulbright & Jaworski L.L.P., 666 Fifth Avenue, New York, NY 10103; and

         3. That an order with the date of granting of this withdrawal be included in the files of the Commission for the Registration Statement, stating "Withdrawn upon the request of the registrant, the Commission consenting thereto."


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         In order for us to confirm the granting of such order, please fax a copy of such order to Lin Shi, Esq., of Fulbright & Jaworski L.L.P., counsel to the Company, at (212) 318-3400. If you have any questions regarding this application for withdrawal, please contact Yvan-Claude Pierre, Esq. at (212) 318-3084 or Lin Shi, Esq. at (212) 318-3281.


                                             Very truly yours,

                                             YELLOWBRIX, INC.


                                             By:  /s/ Randy Lampert
                                                 ----------------------
                                             Name: S. Randy Lampert
                                             Title:  Chief Executive Officer